CONFIDENTIAL

FOR COMMISSION USE ONLY

iGATE CORPORATION

6528 Kaiser Drive

Fremont, California 94555

(510) 896-3015

November 14, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Barbara C. Jacobs and Matthew Crispino

Re:	iGATE Corporation

Registration Statement on Form S-3

File No. 333-177100

Dear Mr. Crispino:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 27, 2011, with respect to the above-referenced Registration Statement Form S-3 initially filed with the Commission on September 30, 2011 (the “Registration Statement”). Your letter included two comments with respect to the Registration Statement to which we have responded below. For your convenience, we have set forth below in bold each of the Staff’s comments and provided our responses immediately after each comment. In addition, we have filed today a revised Registration Statement on Form S-3 in response to your comments (the “Amendment”).

General

1.	SEC COMMENT: We note that the Staff of the Division of Corporation Finance currently has a pending review of Patni Computer Systems Limited’s Form 20-F for the fiscal year ended December 31, 2010. We note further that both of your registration statements incorporate by reference that Form 20-F. Please be advised that we will not be in a position to accelerate effectiveness of your registration statements until all comments relating to the Staff’s pending review of Patni’s Form 20-F are resolved.

RESPONSE: We acknowledge the Staff’s comment.

Selling Stockholders, page 15

2.	SEC COMMENT: We note the disclosure in footnote 2 to the Selling Stockholder Table. Please revise to disclose the natural persons who exercise the voting and dispositive powers over the shares being registered for resale. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02. Also, please tell us if the selling stockholder is an affiliate of a broker-dealer. If so, tell us whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these representations, please identify the selling stockholder as an underwriter.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure as requested. Please see page 14 of the Amendment.

In connection with the above response, iGATE Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Joshua Korff or Michael Kim of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4943 or (212) 446-4746, respectively.

Sincerely,

/s/ Mukund Srinath

Mukund Srinath

Vice President- Legal & Corporate Secretary

iGATE Corporation

Cc:	Joshua N. Korff

Michael Kim

Kirkland & Ellis LLP

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